Himalaya Shipping Ltd. (HSHP) – Notice of Annual General Meeting 2025

Hamilton, Bermuda, February 27, 2025

Himalaya Shipping Ltd. advises that the 2025 Annual General Meeting of the Company will be held on May 21, 2025 at its registered office in Bermuda. The record date for voting at the Annual General Meeting is set to March 11, 2025.

A copy of the notice, agenda and associated material will be distributed to shareholders by normal distribution methods prior to the meeting and will also be made available on the Company’s website at www.himalaya-shipping.com.